Exhibit 99.2

This TERMINATION AGREEMENT TO AGREEMENT (this “Agreement”) is made as of June 27, 2014, between BANCO INBURSA, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA, DIVISIÓN FIDUCIARIA acting as trustee under Trust F/1046 (hereinafter the “TRUST”), AND BANCO INBURSA, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA, DIVISIÓN FIDUCIARIA acting as trustee under Trust F/0126 (hereinafter the “FAMILY TRUST”) and AT&T INTERNATIONAL, INC., (formerly called SBC International, Inc. and hereinafter “ATTI”), a Delaware corporation, and INMOBILIARIA CARSO, S.A. DE C.V. (hereinafter “INMOBILIARIA”) and CONTROL EMPRESARIAL DE CAPITALES, S.A. DE C.V. (hereinafter “CEC”) (each a “Party” and, collectively, the “Parties”).

WITNESSETH:

WHEREAS, AMÉRICA TELECOM, S.A.B. DE C.V. (“AMTEL”) (a spun-off company from CARSO GLOBAL TELECOM, S.A.B. DE C.V.) and SBC INTERNATIONAL, INC. participated in the TRUST through which they originally held capital stock of TELÉFONOS DE MÉXICO, S.A.B. DE C.V. predecessor of AMÉRICA MÓVIL, S.A.B. DE C.V. (“AMX”) in the form of “AA” Shares (the “AA Shares”). Through the TRUST, a combination of Mexican investors, including AMTEL, and SBC INTERNATIONAL, INC. beneficially owned AA Shares;

WHEREAS, on March 13, 2001, AMTEL and SBC INTERNATIONAL, INC. entered into an agreement, as amended from time to time (the “Original Joint Venture Agreement”) to govern their relationship and to ensure voting control of AMX; and

WHEREAS, on December 13, 2006, the shareholders of AMTEL and the shareholders of AMX agreed to the merger of AMTEL into AMX. Under the terms of such merger, AMTEL’s shareholders received 4.07128 AMX’s shares for each AMTEL share. Accordingly, the FAMILY TRUST became titleholder of AMX’s capital stock and AMX succeeded to AMTEL’s rights and obligations under the Original Joint Venture Agreement and the TRUST; and

WHEREAS, on July 20, 2006 SBC INTERNATIONAL, INC. changed its corporate name to AT&T INTERNATIONAL, INC., being the same legal entity; and

WHEREAS, on February 28, 2011, the Parties entered into an agreement to terminate the Original Joint Venture Agreement and to create a new joint venture agreement (the “New Joint Venture Agreement”) to govern the relationship of the FAMILY TRUST and ATTI with respect to AMX; and

WHEREAS, on June 27, 2014 the FAMILY TRUST assigned the rights of first offer under the New Joint Venture Agreement fifty per cent (50%) to each of its Affiliates INMOBILIARIA and CEC, under certain assignment agreement dated as of June 27, 2014 (the “Assignment Agreement”); and

WHEREAS, on the date hereof, ATTI and INMOBILIARIA and CEC entered into a Purchase Agreement by which ATTI transferred its beneficial ownership to INMOBILIARIA and CEC (the “Purchase Agreement”); and

WHEREAS, the TRUST, ATTI, INMOBILIARIA, CEC and the FAMILY TRUST desire to terminate the New Joint Venture Agreement, as provided herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parties hereto hereby agree as follows:

1. Termination of the New Joint Venture Agreement. Effective upon the Closing (as defined in the Purchase Agreement), the New Joint Venture Agreement shall be terminated; provided, however, that the confidentiality obligations and those other obligations under the New Joint Venture Agreement which by their nature or as specifically provided for in the New Joint Venture Agreement would continue beyond such termination shall survive such termination.

2. Termination of the Purchase Agreement. If the Purchase Agreement is terminated prior to the Closing, this Agreement shall be terminated and shall be null and void.

3. Release from Liability. Each party, hereby forever releases, waives and discharges the other parties and the other parties’ affiliates from any and all proceedings, actions, causes of action, suits, debts, covenants, contracts, controversies, agreements, promises, variances, damages, judgments, executions, claims, obligations, costs, expenses, losses, exposures, liabilities, duties and demands whatsoever, of every name and nature, in law or equity, known or unknown, suspected or unsuspected (collectively, “Claims”), which each such party ever had, now has or hereafter can, shall or may have against the other parties or the other parties’ affiliates arising from any and all obligations under the New Joint Venture Agreement.

4. Further Assurances. Each of the parties hereto agrees, and agrees to cause their respective affiliates, to execute any such additional documents or releases from liability and to take any such additional actions as may be reasonably requested by any other party to give effect to the provisions of and transactions contemplated by this Agreement.

5. Counterparts. This Termination Agreement may be executed in one or more counterparts, and by the Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

6. Governing Law. This Termination Agreement shall be governed by and construed in accordance with the laws of Mexico City, without respect to its conflicts of law principles.

IN WITNESS WHEREOF, each of the Parties has caused this Termination Agreement to be signed and delivered by its duly authorized officer as of the date first above written.

Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/1046

/s/ Guillermo Caballero Padilla
By: Guillermo Caballero Padilla
Fiduciary Deputy

Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F-0126

/s/ Guillermo Caballero Padilla
By: Guillermo Caballero Padilla
Fiduciary Deputy

Inmobiliaria Carso, S.A. de C.V.	Control Empresarial de Capitales, S.A. de C.V.

/s/ Raúl Humberto Zepeda Ruíz	/s/ Raúl Humberto Zepeda Ruíz
By: Raúl Humberto Zepeda Ruíz	By: Raúl Humberto Zepeda Ruíz
Attorney in Fact	Attorney in Fact

IN WITNESS WHEREOF, each of the Parties has caused this Termination Agreement to be signed and delivered by its duly authorized officer as of the date first above written.

AT&T INTERNATIONAL, INC.

/s/ Jonathan P. Klug
Por/By:	Jonathan P. Klug
	Cargo/Title:	Authorized Representative

[Signature page of the termination agreement to the shareholders agreement dated June 27, 2014 entered into by and between Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under trust F/1046, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under trust F/0126, AT&T International, inc., Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales, S.A. de C.V.]